                                                                      Exhibit 99.1

                                   Explanatory Note

        Pursuant to that certain stock option agreement dated December 15, 2004, the Reporting Person was awarded 10,000 option shares. In each of the following five years commencing on December 15, 2005, the option shares will vest and become exercisable 20% per year.